













## Som Mohapatra · 3rd

Co-Founder at Quantbase

Greater Richmond Region · Contact info

500+ connections

Contrary

University of Virginia

### Experience

**Fellow**
Contrary
Jul 2021 - Present · 8 mos

**Co-Founder**
Quantbase
Jun 2021 - Present · 9 mos

Quantbase (getquantbase.com) is the first robo-advisor for regular investors looking for higher risk. Our click-to-deposit automated portfolios offer people the ability to invest like quants.

**McIntire Investment Institute**
2 yrs 2 mos

- **Portfolio Manager**
  Jan 2021 - Present · 1 yr 2 mos
- **Associate**
  Oct 2020 - Jan 2021 · 4 mos
- **Analyst**
  Jan 2020 - Oct 2020 · 10 mos

Long/short equity investment organization at the University of Virginia with ~$1,000,000 in assets under management. I completed a 10-week rigorous training program and pitched a company to the executive board which resulted in a $30,000 investment with 100%+ realized upside and IRR.

**Associate**
Global Markets Group
Feb 2020 - Apr 2021 · 1 yr 3 mos

Equity/derivative investment organization at UVA managing $20,000 in assets.

**Founder**
Unibursal
Jun 2020 - Feb 2021 · 9 mos

Unibursal (unibursal.com) is the first ever stock market for quantifying people's opinion - on stuff like classes, restaurants, startup ideas, and more. Currently on hiatus while I do other cool stuff, but I'm still in love with the idea.

See all 11 experiences